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Jane Lo <[redacted]

Test send - Quick update on p!ng's raise

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Marketing Email Preview Send <noreply@hubspot.com> Tue, Feb 17, 2026 at 9:38 AM
Reply-To: Marketing Email Preview Send <noreply@hubspot.com>
[redacted]

P!NG

Hi there,

If you've been following along and deciding whether to participate, I wanted to share a quick update.

Progress so far

- Ranked **#11 out of 2,123** live campaigns on Wefunder based on weekly investments (and we're not public yet)
- **Nearly half of the early bird allocation has been reserved**

p!ng opens soon to the full Wefunder community. At that point, remaining early bird allocation will close quickly and these friends & family terms will no longer be available.

Reserve here: (minimum investment is $250, takes just a few minutes)

Momentum on our side

- Our new podcast "*The Morning p!ng*" launches soon (a behind-the-scenes on how we're building)
- Android app has officially launched
- Our brand new website is now live!

As always, if you want to talk through anything (tech, numbers, or just a gut check), just hit reply. We're happy to connect.

Can't stop, won't stop,

Rob & Jane

Here's the legal stuff.

p!ng, 207 Central St, Hudson, New Hampshire 03051, United States

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